UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 30 September, 2026

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 25 September 2026: Changes to Sasol Limited Board of Directors

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1	
Sasol BEE Ordinary ISIN code:	ZAE000151817	

(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

CHANGES TO SASOL LIMITED BOARD OF DIRECTORS

In compliance with para 6.71 of the JSE Listings Requirements and para 6.42 of the JSE Debt and Specialist Securities Listings Requirements, shareholders and noteholders are advised of the following change to the board of directors of the Company (the Board) in accordance with the Company's nomination and succession plan for directors:

Mr Rhidwaan Gasant has tendered his resignation as a non-executive director of Sasol for personal reasons. The Board accepted his resignation on 25 September 2026.

As a consequence of his resignation, Mr Gasant will also step down as a member of the Audit Committee and the Remuneration Committee with effect from the same date.

Ms Dube, Chairman of the Board said: "On behalf of the Board, I would like to thank Rhidwaan for his service and contribution to Sasol during his tenure as a non-executive director. We appreciate the insights and experience he brought to Board deliberations and wish him well in his future endeavours."

25 September 2026
Sandton

Equity Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor: Absa Corporate and Investment Bank, a division of Absa Bank Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 September 2026	By:	/sgd/E Viljoen
	Name:	E Viljoen
	Title:	Group Company Secretary